

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

Shawn Muneio
Chief Executive Officer
Bequest Bonds I, Inc.
2 N Tamiami Trail, Suite 101
Sarasota, FL 34236

> **Re: Bequest Bonds I, Inc.**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted June 3, 2024**
> **CIK No. 0002016678**

Dear Shawn Muneio:

We have reviewed your amended draft offering statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 8, 2024 letter.

Amendment No. 1 to Draft Offering Statement on Form 1-A

Risk Factors
Risks associated with redemption, page 12

1.   We note your disclosure that you "may establish a sinking fund provision" that will be maintained to accumulate funds for principal payments. However, on pages 2 and 9 you state that there is no sinking fund. Please reconcile.

Use of Proceeds, page 19

2.   We note your response to prior comment 5 and your revised disclosure that net proceeds will be used to invest in preferred equity investments in subsidiaries and target companies that acquire and manage mortgage notes and commercial real estate. However, we still

note your disclosure, under Related Party Transactions on page 37, that a large portion of the funds raised will be invested in companies that are owned and operated by affiliates of the Manager. Please clarify if you intend to use 90% of the net proceeds to invest in subsidiaries and target companies that are owned and operated by affiliates of the Manager.

3. We note your disclosure that the company will not directly (or indirectly through an affiliate) transfer any of the offering proceeds to any affiliates, other than to LMMS Management LLC pursuant to the terms of the Management Services Agreement. Please clarify if offering proceeds will be transferred to LMMS Management LLC and clarify whether the company or manager will make the investments from the offering proceeds raised.

4. We note your response to prior comment 7. We further note your disclosure that while you will take "steps to attempt to conduct these transactions at fair market value, there is no assurance" that you will not overpay for these "notes." Please disclose this risk in the risk factor section. Furthermore, please clarify the statement regarding the "notes" in the last sentence of the first paragraph, as it appears that you will invest in the "acquisition of interests in companies" that acquire and maintain promissory notes, and not the notes directly.

Prior Performance of Management, page 26

5. We note your response to prior comment 10. Please revise prior performance tables as set forth in Item 8 and Appendix II of Industry Guide 5. For guidance, see CF Disclosure Guidance: Topic No. 6, dated July 16, 2013.

Management Discussion, page 35

6. We note your response to prior comment 4. Please revise to include your disclosure about Martin Saenz here, rather than on page 40. Also, please revise to provide the information in a tabular format. See Item 10(a) of Form 1-A.

Management Discussion
Fees to Manager, page 36

7. We note your response to prior comment 6. Please clarify how the fees included in the "Total Fees to Manager" under the Use of Proceeds section were calculated. In this regard, we note your disclosure that the annual Management Fee is "three percent of the total Capital Contributions" pursuant to the terms of the Management Agreement. However, "Capital Contributions" is not a defined term. Please define Capital Contributions. Moreover, although you disclose on page 11 that "[p]ursuant to Management Services Agreement, LMMS Management LLC will receive certain fees and expense reimburse for providing management services," your disclosure on page 36 under Fees to Manager section does not describe any fees that the manager will receive under the Management Services Agreement. Please revise.

Notes to the Financial Statements, page F-13

8. We note your response to prior comment 8. However, we do not see any revisions to Note 3 of the Financial Statements. Please confirm whether B and B Management, LLC should be LMMS Management LLC.

General

9. We note your response to prior comment 9. We also note that your Offering Statement states that you will use various platforms to offer and sell the Bonds. Please describe in detail what activities each platform will engage in and the compensation each platform will receive. Please provide a detailed analysis of why each platform does not need to register as a broker-dealer.

10. Please identify the "Manager," as this term is not a defined in your offering statement.

Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian T. Gallagher, Esq.